[Letterhead of Helms Mulliss & Wicker, PLLC]

704.343.2226	201 North Tryon Street
Fax 704.444.8749	Charlotte, NC 28202
burt.arrington@hmw.com	P.O. Box 31247 (28231)
704.343.2000
f704.343.2300
March 9, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Mark Webb

Re:	BB&T Corporation Form S-4 Filed January 30, 2007 File No. 333-140326
Dear Mr. Webb:
     On behalf of BB&T Corporation (“BB&T”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 25, 2007 concerning BB&T’s Registration Statement on Form S-4 (File No. 333-140326) (the “Registration Statement”) relating to the proposed merger between BB&T and Coastal Financial Corporation (“Coastal Financial”). This response is attached as correspondence to Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the changes referenced in this letter.
     The capitalized terms used in this letter, unless the context otherwise requires, are intended to have the same meanings as given to those terms in the Amendment. BB&T’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments, as numbered in the Staff’s letter.
General
1.	Please confirm that Coastal Financial did not provide financial projections to BB&T.

Response: Coastal Financial provided internal financial forecasts to BB&T, which were prepared in November, 2006. These financial forecasts included Coastal Financial’s income statement and balance sheet projections at and for Coastal Financial’s fiscal year ending September 30, 2007 and at and for the twelve month period ending December 31, 2007. The Amendment includes a new summary description of the financial projections provided by Coastal Financial. This new summary description appears under the heading “The Merger—Financial Forecasts”, and begins on page 25 and continues through page 27.

Securities and Exchange Commission
March 9, 2007

2.	Please provide the staff with copies of the KBW board book prepared in connection with the proposed merger.

Response: Three copies of the KBW board book used in connection with the fairness presentation made by KBW at the December 20, 2006 board meeting of Coastal Financial have been included supplementally with the courtesy paper copies of this letter.
Summary, page 1
3.	Please revise your statement, on page 1, in the initial sentence that the summary highlights “selected” information to state that the summary summarizes the “material features of the proposed transaction,” as required by Item 4(a) of Form S-4. Please change the accompanying disclosure in the summary accordingly.

Response: This comment has been complied with. Please refer to the first sentence of the first paragraph under the heading “Summary” on page 1.
Background of the Merger page 20
4.	Please provide more detail regarding the background of the merger including but not limited to the following:
•	identify the “recent merger and acquisition transactions” that you refer to in the first paragraph of this section on page 20;

Response: This comment has been complied with. Please refer to the language added to the end of the first paragraph under the subheading “The Merger—Background and Reasons for the Merger” on page 19.

•	disclose whether or not the Board and/or senior management considered alternatives to a merger to increase value to shareholders;

Response: This comment has been complied with. Please refer to the additional language that appears as the fourth sentence of the second full paragraph on page 20.

•	disclose in the fourth paragraph on page 20, the essence of the valuation analysis that Keefe delivered to the Board in October before the Board decided to seek potential merger partners and disclose the material differences from the fairness opinion regarding the BB&T bid that it subsequently delivered in December; and

Securities and Exchange Commission
March 9, 2007

Response: This comment has been complied with. Please refer to the additional language in final paragraph on page 19 that carries over to page 20 (the additional language is on page 20).

•	briefly describe, in the second full paragraph on page 21, Coastal Financial’s Vision 2010 Strategic Plan that you refer to in this paragraph and elsewhere in this section.

Response: This comment has been complied with. Please refer to the additional language that appears as the second sentence of the second full paragraph on page 20.
5.	Please provide more detail regarding the bidding process including but not limited to the following:
•	explain in detail, in the second full paragraph on page 22, what the other bidder indicated, directly and indirectly, regarding its “pricing flexibility;”

Response: This comment has been complied with. Please refer to the additional language in final paragraph on page 21 that carries over to page 22 (the additional language is on page 22).

•	disclose, in the last paragraph on page 22, the dollar value of the increase in the exchange ratio; and

Response: This comment has been complied with. Please refer to the additional language in the first full paragraph on page 22.

•	disclose, in the last paragraph on page 22, whether or not Coastal Financial gave the other bidder that indicated “pricing flexibility” an opportunity to increase its bid.

Response: This comment has been complied with. The additional language provided in connection with the previous comment (Comment 5, 2nd Bullet) is intended to respond to this comment as well.
Coastal Financial’s Reasons for the Merger, page 23
6.	Please provide more detail regarding the Board’s determination that, under the best case scenarios, none of the other strategic options, including continuation as an independent entity under various scenarios, were “likely to create greater present value for Coastal Financial’s shareholders.” In particular, please contrast the Board’s analysis with the KBW discounted cash flow analysis, which shows the potential for higher value as an independent entity.

Response: This comment has been complied with. Please refer to the additional language in the first bulleted paragraph on page 23.

Securities and Exchange Commission
March 9, 2007

7.	The board should specifically note each line item analysis in the KBW report that does not support its recommendation and explain why, in light of that specific analysis, it is recommending the transaction.

Response: Except as disclosed in response to Comment 6, Coastal Financial has represented its belief that there are no other line item analyses in KBW’s report that do not support the recommendation of the Board of Directors of Coastal Financial.
Selected Transaction Analysis, page 29
8.	Please revise this section as follows:
•	disclose the identity of the fifteen transactions; and

Response: This comment has been complied with by deleting the first paragraph that originally appeared under the subheading “The Merger—Opinion of Coastal Financial’s Financial Advisor—Selected Transaction Analysis” and replacing it with the additional language on page 30 that appears as the first paragraph and first table under such subheading.

•	explain, in the first paragraph of this section, the basis upon which Keefe, Bruyette & Woods determined that these 15 transactions are “comparable” including whether the consideration in each of them was stock and the number of transactions during the three year period that closed within the past year.

Response: This comment has been complied with. The additional language provided in connection with the previous comment (Comment 8, 1st Bullet) is intended to respond to this comment as well.
Other Analyses, page 33
9.	Please provide the dollar amount of KBW’s fee, valuing BB&T’s stock at the latest practical date. Please confirm that there has been no other material relationship in the last two years between KBW and Coastal Financial.

Response: This comment has been complied with. Please refer to the additional language in the final paragraph on page 34 that carries over to page 35 (the additional language is on page 35).

Securities and Exchange Commission
March 9, 2007

Interests in Certain Persons in the Merger, page 41
10.	Please revise this section as follows:
•	revise the first paragraph to disclose the minimum aggregate amount of compensation and benefits that Mr. Gerald will be receiving from both Coastal Financial and BB&T as a result of this proposed merger;

Response: This comment has been complied with. Please refer to the additional language that appears as the second full paragraph under the subheading “The Merger—Certain Interests of Coastal Financial’s Directors and Officers in the Merger” on page 42.

•	revise your description of the “existing employment agreements” to disclose that the change in control provisions were added in October in anticipation of the merger;

Response: None of Coastal Financial’s directors or executive officers with employment agreements with Coastal Financial are eligible to participate in the Coastal Federal Bank Change In Control Severance Compensation Plan (the “Change In Control Plan”), which was adopted by the Coastal Financial Board of Directors on November 22, 2006. Accordingly, we do not believe that any additional disclosure is necessary in the subsection entitled “Certain Interests of Coastal Financial’s Directors and Officers in the Merger.” However, to avoid confusion, we have revised the discussion of the Change In Control Plan. Please refer to the language added to the final paragraph on page 20 that carries over to page 21 (the additional language is on page 21).

•	revise your description, in the fourth paragraph on page 41, of minimum base salary, incentive compensation and benefits to be paid to Mr. Gerald for “similarly situated officers of Branch Bank” to disclose the current range of such salary, compensation and benefits;

Response: This comment has been complied with. Please refer to the additional language in the first full paragraph on page 43.

•	describe the “retention bonus program” that, as you state on pages 21-22, were to be incorporated as part of any merger or acquisition negotiations; and

Response: None of Coastal Financial’s directors or executive officers with employment agreements with Coastal Financial are eligible to participate in the Retention Bonus Program, which is provided for in the merger agreement between the parties. Accordingly, we do not believe that any additional disclosure is necessary in the subsection entitled “Certain Interests of Coastal Financial’s Directors and Officers in the Merger.” However, to avoid confusion, we have revised the discussion

Securities and Exchange Commission
March 9, 2007

of the Retention Bonus Program appearing in the second full paragraph on page 21 and in the final paragraph on page 49.

•	describe the conversion of stock options of Coastal into stock options of BB&T.

Response: Under the third subheading (which reads “Equity Awards”) of the subsection entitled “Certain Interests of Coastal Financial’s Directors and Officers in the Merger” we describe the conversion of the Coastal Financial stock options into stock options of BB&T. However, to avoid confusion, we have replaced the first paragraph that originally appeared under the subheading “Equity Awards” with the first paragraph that now appears under such subheading on page 44.
Equity-Based Awards, page 42
11.	For each named officer and director please state the number of options to be converted.

Response: This comment has been complied with. Please refer to the language that appears as the second full paragraph on page 44 and the new table that immediately follows such paragraph.
Comparison of the Rights of BB&T Shareholders and Coastal Financial Shareholders, page 58
12.	Please revise this section to comply with Item 4(a)(4) as follows:
•	delete, in the second paragraph, your qualification of the disclosure by reference to the statutes and corporate documents; and

Response: This comment has been complied with by deleting the last sentence of the second full paragraph under the heading “Comparison of the Rights of BB&T Shareholders and Coastal Financial Shareholders” on page 60.

•	provide an explanation of the material differences, not simply a reference, as you do for dividends and other distributions, shareholder nominations and shareholder proposals and anti-takeover statutes.

Response: This comment has been complied with by deleting language in the referenced portions of the section entitled “Summary of Material Differences of the Rights of BB&T and Coastal Financial Shareholders” and replacing such deleted language with the language appearing on pages 61 and 62 under each of the subheadings “Dividends and Other Distributions,” “Shareholder Nominations and Shareholder Proposals,” and “Anti-Takeover Statutes.”

Securities and Exchange Commission
March 9, 2007

     If you have any questions or require additional information, please call the undersigned at (704) 343-2226.
Very truly yours,

HELMS MULLISS & WICKER, PLLC
/s/ D. Burt Arrington
D. Burt Arrington

cc:	M. Patricia Oliver J. Richard Hazlett Paul M. Aguggia Victor L. Cangelosi Jonathan Gottlieb